EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Alabama Tissue Center, Inc.	Alabama

Georgia Tissue Bank, Inc.	Georgia

Biological Recovery Group, Inc.	Delaware

RTI Devices, Inc.	Delaware

US Allograft Network, Inc.	Delaware